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Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

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Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Final Transcript
Thomson StreetEvents
Conference Call Transcript NST—Q4 2010 NSTAR Earnings Conference Call Event Date/Time: Jan 28, 2011 / 02:00PM GMT

CORPORATE PARTICIPANTS

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

John Moreira

NSTAR—Director of IR

Jim Judge

NSTAR – CFO and SVP

CONFERENCE CALL PARTICIPANTS

Rudolph (Rudy) Tolentino

Morgan Stanley—Analyst

Phyllis Gray

Dwight Asset Management—Analyst

Maurice May

Soleil—Power Insights—Analyst

Mark Barnett

Morningstar—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the fourth quarter 2010 NSTAR earnings conference call. My name is Chenelle and I’ll be your operator for today. At this time, all lines are in listen-only mode. Later, we will conduct a question and answer session.(Operator Instructions) I would now like to turn the conference over to Mr. John Moreira, Director of Investor Relations. Please proceed.

John Moreira —NSTAR—Director of IR

Thank you. Good morning, everyone. I would like to welcome you to NSTAR’s call to discuss our reported earnings for the fourth quarter, as well as the full year 2010 and our earnings guidance on a stand-alone basis for 2011. While we do expect to close the pending merger with Northeast Utilities in the second half of the year, we will also provide a brief update on the progress we have made on the merger. With me today is Jim Judge, NSTAR’s Chief Financial Officer, and Phil Lembo, Vice President and Treasurer. Before we get started with Jim’s formal remarks, let me remind you that some of the information discussed during this conference call will contain forward-looking statements within the meaning of the federal securities laws. And as a result of our merger, you’ll find that we have introduced a few new items to our forward-looking statements. So please bear with me.

The forward-looking statements we discuss today may contain statements about the benefits of the merger transaction, whether and when the transaction will be consummated, the combined Company’s plans, and other statements that are not historical fact. You are cautioned that such forward-looking statements with respect to the business of NSTAR and the proposed merger are based on the current expectations that involve risks, assumptions and uncertainties that are difficult to predict or control. These forward-looking statements are not guarantees and management cautions that a number of factors could cause actual results or outcomes to differ materially than those indicated by such forward-looking statements.

NSTAR specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise. I refer you to the cautionary language regarding forward-looking statements and other matters included in our merger-related filings. I also reference you to the risk factor disclosures that NSTAR has included in its proxy statement filed with the Securities and Exchange Commission on January 5, 2011. NSTAR has filed materials related to the proposed merger with the SEC, including its proxy statement. You are urged to read those materials carefully. These materials can be obtained free of charge from the SEC’s website at www.SEC.gov, or from NSTAR’s website at www.NSTAR.com. Now I’ll turn the call over to Jim Judge, NSTAR’s CFO.

Jim Judge —NSTAR—CFO, SVP, Treasurer

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Thanks, John, and let me also welcome everyone to today’s call. Yesterday, we reported our fourth quarter results for 2010 of $0.45 per share versus $0.45 for the same period in 2009. Please note that our total results for the quarter include costs associated with the proposed merger with Northeast Utilities that amount to about $6 million or $0.05 per share, and an additional $0.01 per share related to a final tax adjustment on the gain from the sale of MATEP. Reported earnings for the fourth quarter of 2010 excluding these non-recurring items amounted to $0.49 per share compared to $0.45 for the same period in 2009. That’s an increase of $0.04, or 9%, in line with Wall Street’s expectations. Primary drivers for the $0.04 increase in fourth quarter results include first, higher transmission revenue, reflecting an increase in our investment base, contributed $0.04.

Second, lower interest costs added $0.04 to the quarter and primarily reflects a lower interest rate on NSTAR’s parent debt that matured in 2010. We replaced $500 million of 8% debt that matured in February, with $350 million of 4.5% debt. Third, distribution revenues associated with the performance-based rate adjustment that became effective January 1, 2010, and the 1.3% increase in sales provided about $0.01 of earnings for the quarter. It’s important to note that customers saw no increase in the delivery portion of their bill when we implemented the new rates on the 1st of January, because any increase in distribution rates is offset with an equal reduction in the transition charge, and this delivery rate remains flat through 2012. The fourth positive factor was gas sales, which increased 3.6% in the fourth quarter due to modestly colder weather, contributing $0.01 to the bottom line for the quarter.

And the final positive factor for the quarter was the lower level of common shares outstanding this year versus the same period last year, which added $0.01 to our earnings per share, and reflects the impact of a 3.2 million share repurchase program that we implemented in June of 2010. I would also like to point out that our customers have benefited from lower energy prices. Since July 1 through the end of 2010, an NSTAR electric customer’s total bill has reflected an energy rate that’s about 13% lower than what it was for the same period in 2009. In addition, effective on January 1, 2011, this energy rate has been reduced even further to $0.077 per kilowatt hour, our lowest energy rate in over five years. Just as a reminder, these reductions in the energy rate do not have an impact on our earnings.

We’ve seen our electric sales increase now for the third consecutive quarter. This positive trend is an indication that economic conditions in the region are improving. As I’ve said in the past, the local economy has fared better than the rest of the country, and that remains true today. The Boston area unemployment rate is 7.1% compared to 8.2% for Massachusetts overall, and 9.6% on a national level. Jobless claims in Massachusetts are substantially below last year’s level. Additionally, the housing market in Boston continues to be stronger than other parts of the country. We’ve seen a 5% increase in existing home sales in the area, while the country as a whole has seen a 2% decline. More importantly, the number of building permits issued for Boston in 2010 versus 2009 was up significantly. So we’re encouraged by these developments.

Now getting back to the reconciliation, factors that had a negative impact on our fourth quarter earnings include first, higher operations and maintenance costs which reduced earnings by $0.03, the higher level of O&M reflects increases in labor and employee-related costs, and storm-related costs. Second, an increase in depreciation, amortization, and property taxes reduced earnings for the quarter by $0.02, reflecting higher levels of plant-in service, and increased rates and assessments on our property. Closing out the reconciliation for the quarter is the decline in earnings from non-utility operations of $0.02 compared to last year as a result of the MATEP sale that we completed mid-year 2010.

Now I would like to cover the full year 2010. If you exclude the one-time gain from the sale of our district energy operations of $1.04 per share, the one-time charge disclosed in the third quarter for the tax settlement with the IRS of $0.20, and merger-related costs of $0.05, earnings per share for 2010 amounted to $2.56 compared to $2.37 last year, an increase of 8%. This result was in the upper end of our guidance range of $2.45 to $2.60 and exceeded Wall Street’s expectations. Specific factors that contributed to the $0.19 improvement in the year’s earnings include the following factors. First, our electric sales rebounded, increasing 3.3%. While we experienced some hot summer weather conditions in 2010, we also saw improvement in the region’s economic conditions.

This solid sales performance for the year coupled with distribution revenues associated with the performance-based rate adjustment implemented at the start of the year, combined, they contributed about $0.21 to our earnings for 2010. A second positive factor was the decline in interest costs, which contributed approximately $0.09 to our bottom line. It reflects the much lower interest rate on long-term debt financing of a maturing debt issue, which I mentioned earlier. Third, an increase in transmission revenues from the growth in our investment base provided about $0.07 for the year 2010, reflecting our continued investment in this area of our business.

Another positive factor in the year’s results was the $0.04 pickup which relates to the lower shares outstanding resulting from the share repurchase program that we executed in 2010. As a reminder, our share repurchase program was originally announced at $200 million and reflects the redeployment of cash we received for the sale of our MATEP District Energy business. We completed about $125 million of this program. Then at the time of the merger announcement with NU in October, we announced that we were terminating the program. Factors that negatively impacted our earnings in 2010 include first, a decrease in gas sales of 2.8%, had a $0.01 impact on earnings.

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Second, an increase in operations and maintenance expenses, which reduced earnings by approximately $0.12, primarily due to higher labor and employee-related costs, higher storm costs, and increased transmission maintenance, and an increase in bad debt costs. Third, an increase in depreciation, amortization, and property taxes reduced earnings by approximately $0.04 and is due to continued investment in our system infrastructure. Also impacting the year’s results, as disclosed in the second quarter, was a decline in transmission mitigation incentive revenues, which reduced earnings by approximately $0.03.

Closing out the reconciliation of our 2010 results is a negative $0.01 related to non-utility operations resulting from the sale of the MATEP facility. It’s basically the absence of MATEP’s earnings in the second half of 2010. I’m very pleased with our financial performance in 2010. This solid financial performance contributed to our Board of Trustees’ decision to increase the annual dividend by 6.3%. That’s the 13th consecutive annual increase and helped NSTAR achieve a total shareholder return of 19.7% in 2010.

Now, I would like to cover some other important accomplishments achieved in the year. First, an update on our proposed merger with Northeast Utilities. We filed the definitive proxy statement with the SEC on January 5. The proxy materials were distributed to shareholders shortly thereafter. Our special meeting of shareholders to approve the merger is scheduled for March 4, as is Northeast Utilities’ meeting. We have completed all regulatory filings with state and federal agencies, and based on a DPU established procedural schedule for the merger proceeding, the department would conclude hearings and briefings in May, and we anticipate the issuance of a decision in the third quarter.

We have assembled an integration team with representatives from both Companies to develop implementation plans and prepare for legal day one as we bring these two Companies together so things are progressing in a very positive manner in that regard. I should note that several parties have intervened in the merger proceeding at the DPU, which is not surprising, as they seek more information about the merger to determine how it affects them, if at all. I’m confident that the compelling merits of this merger will be seen as positively outweighing any concerns or perceived costs.

I would like to reiterate that the merger is good for the region because it creates a larger, stronger, locally controlled and more diversified regulated utility, with the scale, employee talent and financial resources to meet the complex and demanding energy needs of customers across New England. As I’ve said before, I believe this transaction brings together the best-in-class distribution operator, arguably the best in the country, with a best-in-class transmission planner and developer. That’s a complementary combination that will lead to even better results for all 3.5 million customers.

Moving on, another positive development relates to our efforts on the transmission side of the business. Last October, NSTAR, together with our partner, Northeast Utilities, executed a transmission services agreement with Hydro-Quebec. This is a very important milestone for this transmission project that will bring 1200-megawatts of capacity in the form of clean, low-carbon hydroelectric power into New England. The expected cost of the project is about $1.1 billion, with our share being approximately $280 million. We expect construction to begin in 2012 and the line to be in service in 2015.

Some important provisions of the transmission services agreement include a cost of service calculation and rate base that reflects a return on equity of 12.56%. It also assumes a 50/50 debt equity capital structure and a contract term of 40 years. We filed the TSA with the Federal Energy Regulatory Commission on December 15 and expect approval next month. We’ve also made progress on another significant transmission project for NSTAR, a 31-mile, 345 KV transmission line crossing the Cape Cod Canal. We’ve made filings with the Massachusetts Energy Facility Siting Board and the Environmental Protection Agency. We expect these approvals by the third quarter this year.

The cost of the project is in the $110 million to $120 million range with an in-service date of 2012. While we already maintain two lines there, this third line will improve reliability to our customers on Cape Cod, particularly during peak summer period. Before closing I’ll comment on our guidance for 2011, while we expect to close the merger in the second half of 2011, I can assure you that the Company will continue to focus on maintaining its long track record of strong financial and operational performance. We expect earnings per share to be in the $2.60 to $2.75 range on a stand-alone basis for 2011. This would exclude merger-related costs. Major drivers include first, increases in electric sales of 1%, and gas sales of 4%, assuming normal weather conditions and continued improvement in our economic conditions.

Second, higher transmission revenues from increased investment as we expect transmission capital expenditures of $135 million this year. An increase in incentives and lost base revenue related to our much higher level of energy efficiency program spending. The absence in 2011 of the earnings hit from the 2010 transition mitigation incentive issue, which I touched on earlier. And fifth, an increase in revenues of about $6 million from our telecommunications operation as a result of an agreement executed at the end of 2010 to lease out the remaining excess capacity of our fiber network. Some offsets include an increase in O&M costs of $10 million that impacts net income.

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Some offsets include, an increase in depreciation and property tax levels due to our continued investment in our system infrastructure. That concludes our financial reconciliations, and I know that this audience is largely focused on those financial results, but I would be remiss if I didn’t comment on the fantastic year we had again in 2010 from a reliability and customer service perspective. We have great employees and it shows in these results, in every key performance metric that customers care about.

The number of outages, the length of outages, call center performance, billing and meter reading, gas emergency response, every single indicator, NSTAR’s performance ranks in the top quartile of our industry. It’s no wonder that our J.D. Powers Customer Satisfaction scores are second best in the New England region and our ranking has now improved for five consecutive years. So our customers are noticing that great service. It really is a testament to our dedicated employee base. That concludes my formal remarks. Now I would be happy to take any questions that you may have.

QUESTION AND ANSWER

Operator

(Operator Instructions) Your first question comes from the line of Rudy Tolentino of Morgan Stanley.

Rudolph (Rudy) Tolentino —Morgan Stanley—Analyst

I know in your press release you mentioned that transmission CapEx was about $135 million for 2011. Do you have a number for your expectations for total CapEx?

Jim Judge —NSTAR—CFO, SVP, Treasurer

We do. I think it’s in our S4, the number was published as $455 million for 2011. That includes transmission obviously.

Rudolph (Rudy) Tolentino —Morgan Stanley—Analyst

Okay, and then as far as — what was the impact of the TBR adjustments for this year? Or how much increase do you expect for this year?

Jim Judge —NSTAR—CFO, SVP, Treasurer

For 2011, it’s essentially flat.

Rudolph (Rudy) Tolentino —Morgan Stanley—Analyst

Okay, and just as a reminder, I know you had that tax refund issue. Was that in the last quarter, fourth quarter — are you still expecting to receive it at a later date?

Jim Judge —NSTAR—CFO, SVP, Treasurer

The cash we expect to receive very shortly, literally any day now. It’s a $130 million refund we anticipate.

Rudolph (Rudy) Tolentino —Morgan Stanley—Analyst

Okay, and that’s all the questions I had.

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Jim Judge —NSTAR—CFO, SVP, Treasurer

Thanks, Rudy.

Operator

Your next question comes from the line of — asset management.

Phyllis Gray —Dwight Asset Management—Analyst

I was wondering if you could let us know for 2010 what the operating income interest expense and depreciation expense were.

Jim Judge —NSTAR—CFO, SVP, Treasurer

I don’t have — that actually we’ll be sending out with our 10-K very shortly. In fact, we anticipate filing it around February 8 or 9.

Phyllis Gray —Dwight Asset Management—Analyst

Thanks very much.

Jim Judge —NSTAR—CFO, SVP, Treasurer

You’re welcome.

Operator

Your next question comes from the line of Maurice May of Power Insights.

Maurice May —Soleil—Power Insights—Analyst

We’re used to settlements coming out of regulatory proceedings in the Commonwealth of Massachusetts. What do you think the chances are of a settlement in the DPUC merger proceeding?

Jim Judge —NSTAR—CFO, SVP, Treasurer

Well, I certainly can’t speculate on that, Maury. I know we do have a history of settling issues over the years. Very early in the process, I mean, we’re talking about a schedule here that has hearings in mid-April and briefings in May. So I think our track record of trying to reach settlements speaks for itself, but we’ll continue to go through the procedural process the department has laid out.

Maurice May —Soleil—Power Insights—Analyst

Jim, do you think — I think intervener testimony is due March 2. If there were a settlement, do you think it might come between the intervenor filings on March 2 and then the onset of hearings sometime in April?

Jim Judge —NSTAR—CFO, SVP, Treasurer

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Yes, first of all, Maury, who knows whether there’s going to be a settlement. But in my experience, sometimes you can settle these issues before the proceeding begins. Sometimes you settle them at the end, the very last day. Sometimes somewhere in between, so I couldn’t speculate on if there’s going to be a settlement and when it’s likely to happen.

Maurice May —Soleil—Power Insights—Analyst

Okay, great. Thanks, Jim.

Operator

Your next question comes from the line of Mark Barnett of Morningstar.

Mark Barnett —Morningstar—Analyst

Just two quick questions for you. One is, what do you think some of the main issues — I know the standard is no net harm, but what do you think are the main issues that regulators are going to want to look at? And then I can ask the second one after that.

Jim Judge —NSTAR—CFO, SVP, Treasurer

I think the no net harm standard has been in place in Massachusetts for approximately 30 years and that continues to be the standard. I do think there’s been intervention in the case by 16 parties. I think the intervention is pretty much in line with what we expected state agencies, customer groups like the attorney general’s office. The other customer groups, environmentalists, the unions, and I think everybody has got an interest in this. It’s a high profile merger, not surprising that various groups have intervened. I think the DPU has a lot on their plate and they will do a thorough job in terms of assessing what issues are relevant, what aren’t, but we’re very confident about the merits of the transaction and confident that it will be approved as a result of that.

Mark Barnett —Morningstar—Analyst

Okay, thanks. And then second, your guidance for this year, for 2011 with your O&M spending, is that forecasting higher costs for maybe some of the storms that have been hitting in this quarter, or just curious about how that’s affecting you so far?

Jim Judge —NSTAR—CFO, SVP, Treasurer

Some of it is related to storms, but I’ll tell you that we were hit with some storms last year in the fourth quarter in particular. We have — we’re on our way to pretty record snowfall up here in the Boston area. In fact, the whole east region, as you know. In terms of year to year comparisons, we had higher storm costs in ‘10, and looks like storm costs in ‘11 are going to keep up with it, at least based on the first few weeks.

Mark Barnett —Morningstar—Analyst

Yes, my folks are in Maine and they have been getting crushed. Thanks guys. Appreciate it.

Operator

Ladies and gentlemen, that concludes the Q&A session. I would now like to turn the call back over to Mr. John Moreira, Director of Investor Relations.

Jim Judge —NSTAR—CFO, SVP, Treasurer

This is Jim Judge. I would like to thank everybody for joining us today and hope you have a good weekend.

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Operator

Ladies and gentlemen, that concludes the presentation. Thank you for your participation. You may now disconnect. Have a great day.

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Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Jan 28, 2011 / 02:00PM GMT, NST - Q4 2010 NSTAR Earnings Conference Call

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”